UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Kosmos Energy Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

500688106

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 500688106		Page 2 of 23 Pages

1.	Name of Reporting Persons: Blackstone Capital Partners (Cayman) IV L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 46,665,299
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 46,665,299
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,665,299
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 11.7%
12.	Type of Reporting Person (See Instructions): PN

13G
CUSIP No. 500688106		Page 3 of 23 Pages

1.	Name of Reporting Persons: Blackstone Capital Partners (Cayman) IV-A L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 761,020
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 761,020
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 761,020
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.2%
12.	Type of Reporting Person (See Instructions): PN

13G
CUSIP No. 500688106		Page 4 of 23 Pages

1.	Name of Reporting Persons: Blackstone Family Investment Partnership (Cayman) IV-A L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,199,476
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,199,476
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,199,476
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.3%
12.	Type of Reporting Person (See Instructions): PN

13G
CUSIP No. 500688106		Page 5 of 23 Pages

1.	Name of Reporting Persons: Blackstone Participation Partnership (Cayman) IV L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 135,227
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 135,227
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 135,227
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): Less than 0.1%
12.	Type of Reporting Person (See Instructions): PN

13G
CUSIP No. 500688106		Page 6 of 23 Pages

1.	Name of Reporting Persons: Blackstone Management Associates (Cayman) IV L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 47,426,319
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 47,426,319
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 47,426,319
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 11.9%
12.	Type of Reporting Person (See Instructions): PN

13G
CUSIP No. 500688106		Page 7 of 23 Pages

1.	Name of Reporting Persons: Blackstone Family Investment Partnership (Cayman) IV-A SMD L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 995,919
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 995,919
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 995,919
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.2%
12.	Type of Reporting Person (See Instructions): PN

13G
CUSIP No. 500688106		Page 8 of 23 Pages

1.	Name of Reporting Persons: Blackstone Family GP L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 995,919
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 995,919
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 995,919
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.2%
12.	Type of Reporting Person (See Instructions): OO

13G
CUSIP No. 500688106		Page 9 of 23 Pages

1.	Name of Reporting Persons: BCP IV GP L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,334,703
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 48,761,022
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,761,022
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 12.2%
12.	Type of Reporting Person (See Instructions): OO

13G
CUSIP No. 500688106		Page 10 of 23 Pages

1.	Name of Reporting Persons: Blackstone LR Associates (Cayman) IV Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 47,426,319
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 47,426,319
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 11.9%
12.	Type of Reporting Person (See Instructions): OO

13G
CUSIP No. 500688106		Page 11 of 23 Pages

1.	Name of Reporting Persons: Blackstone Holdings III L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 48,761,022
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 48,761,022
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,761,022
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 12.2%
12.	Type of Reporting Person (See Instructions): PN

13G
CUSIP No. 500688106		Page 12 of 23 Pages

1.	Name of Reporting Persons: Blackstone Holdings III GP L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 48,761,022
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 48,761,022
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,761,022
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 12.2%
12.	Type of Reporting Person (See Instructions): PN

13G
CUSIP No. 500688106		Page 13 of 23 Pages

1.	Name of Reporting Persons: Blackstone Holdings III GP Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 48,761,022
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 48,761,022
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,761,022
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 12.2%
12.	Type of Reporting Person (See Instructions): OO

13G
CUSIP No. 500688106		Page 14 of 23 Pages

1.	Name of Reporting Persons: The Blackstone Group L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 48,761,022
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 48,761,022
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,761,022
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 12.2%
12.	Type of Reporting Person (See Instructions): PN

13G
CUSIP No. 500688106		Page 15 of 23 Pages

1.	Name of Reporting Persons: Blackstone Group Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 48,761,022
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 48,761,022
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,761,022
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 12.2%
12.	Type of Reporting Person (See Instructions): OO

13G
CUSIP No. 500688106		Page 16 of 23 Pages

1.	Name of Reporting Persons: Stephen A. Schwarzman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 49,756,941
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 49,756,941
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 49,756,941
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 12.5%
12.	Type of Reporting Person (See Instructions): IN

Item 1. (a). Name of Issuer

Kosmos Energy Ltd. (the “Company”)

(b). Address of Issuer’s Principal Executive Offices:

8176 Park Lane, Dallas, Texas 75231

Item 2 (a). Name of Person Filing

Item 2 (b). Address of Principal Business Office

Item 2 (c). Citizenship

(i) Blackstone Capital Partners (Cayman) IV L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: Cayman Islands

(ii) Blackstone Capital Partners (Cayman) IV-A L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: Cayman Islands

(iii) Blackstone Family Investment Partnership (Cayman) IV-A L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: Cayman Islands

(iv) Blackstone Participation Partnership (Cayman) IV L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: Cayman Islands

(v) Blackstone Management Associates (Cayman) IV L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: Cayman Islands

(vi) Blackstone Family Investment Partnership (Cayman) IV-A SMD L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: Cayman Islands

(vii) Blackstone Family GP L.L.C.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(viii) BCP IV GP L.L.C.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(ix) Blackstone LR Associates (Cayman) IV Ltd.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: Cayman Islands

(x) Blackstone Holdings III L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: Quebec, Canada

(xi) Blackstone Holdings III GP L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(xii) Blackstone Holdings III GP Management L.L.C.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(xiii) The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(xiv) Blackstone Group Management L.L.C.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(xv) Stephen A. Schwarzman

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: United States

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Blackstone Capital Partners (Cayman) IV L.P. (“BCP Cayman IV”) directly holds 46,665,299 shares of Common Stock (as defined below). Blackstone Capital Partners (Cayman) IV-A L.P. (“BCP Cayman IV-A”) directly holds 761,020 shares of Common Stock. Blackstone Family Investment Partnership (Cayman) IV-A L.P. (“BFIP”) directly holds 1,199,476 shares of Common Stock. Blackstone Family Investment Partnership (Cayman) IV-A SMD L.P. (“BFIP SMD”) directly holds 995,919 shares of Common Stock. Blackstone Participation Partnership (Cayman) IV L.P. (“BPP”, together with BCP Cayman IV, BCP Cayman IV-A, BFIP and BFIP SMD, the “Blackstone Funds”) directly holds 135,227 shares of Common Stock.

The general partner of BFIP SMD is Blackstone Family GP L.L.C., which is wholly owned by Blackstone’s senior managing directors and controlled by Mr. Stephen A. Schwarzman, its founder. The general partner of BCP Cayman IV and BCP Cayman IV-A is Blackstone Management Associates (Cayman) IV L.P. (“BMA”). Blackstone LR

Associates (Cayman) IV Ltd (“BLRA”) and BCP IV GP L.L.C (“BCP IV”) are the general partners of BMA. BCP IV is the general partner of BFIP and BPP. Blackstone Holdings III L.P. is the sole member of BCP IV and a shareholder of BLRA. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the Common Stock beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such shares.

Item 2 (d). Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2 (e). CUSIP Number:

500688106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person’s respective reporting page. BCP Cayman IV directly holds 46,665,299 shares of Common Stock. BCP Cayman IV-A directly holds 761,020 shares of Common Stock. BFIP directly holds 1,199,476 shares of Common Stock. BFIP SMD directly holds 995,919 shares of Common Stock. BPP directly holds 135,227 shares of Common Stock.

(b) Percent of class:

The Current Report on Form 8-K12G3 of the Company filed with the Securities and Exchange Commission on December 28, 2018, indicated that there were 398,651,406 shares of Common Stock outstanding as of December 10, 2018. Based on this number of outstanding shares of Common Stock, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of outstanding shares of Common Stock as listed on such Reporting Person’s respective reporting page.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See each cover page hereof.

(ii) Shared power to vote or to direct the vote:

See each cover page hereof.

(iii) Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv) Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The Joint Filing Agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

The Blackstone Funds are party to a Shareholders Agreement (the “Shareholders Agreement”) dated May 10, 2011 with the Issuer, and Warburg Pincus International Partners, L.P. and certain of its affiliated funds (collectively, the “Warburg Pincus Investors”). Given the terms of the Shareholders Agreement, the Blackstone Funds and Warburg Pincus Investors may have been deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each Reporting Person expressly disclaims beneficial ownership with respect to any Common Stock other than the Common Stock owned of record by such Reporting Person. On November 28, 2018, each of the Blackstone Funds and Warburg Pincus Investors waived certain rights under the Shareholders Agreement, including any rights to nominate and/or designate persons to serve on the Issuer’s board of directors, and no longer may be deemed to be members of a group by virtue of the Shareholders Agreement.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P.
By: Blackstone Management Associates (Cayman) IV L.P., its general partner
By: BCP IV GP L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV-A L.P.
By: Blackstone Management Associates (Cayman) IV L.P., its general partner
By: BCP IV GP L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP (CAYMAN) IV-A L.P.
By: BCP IV GP L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP (CAYMAN) IV-A SMD L.P.
By: Blackstone Family GP L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

[Kosmos Energy Ltd. – Schedule 13G/A]

BLACKSTONE PARTICIPATION PARTNERSHIP (CAYMAN) IV L.P.
By: BCP IV GP L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BCP IV GP L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE FAMILY GP L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P.
By: BCP IV GP L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Director

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

[Kosmos Energy Ltd. – Schedule 13G/A]

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman

[Kosmos Energy Ltd. – Schedule 13G/A]